KINECT AIR

We MOVE people to where they NEED to be

FOR INVESTORS - MAY 2020

THE WAY WE FLY WILL CHANGE MORE IN THE NEXT FIVE YEARS THAN IT HAS IN THE PREVIOUS SIXTY

IN 2020, TECHNOLOGY AND SOFTWARE HAS DELIVERED INCREDIBLE CHOICES

Office era ends

5G connectivity

Video calling

Delivery

...SO WE CAN LIVE AND WORK WHEREVER WE WANT

BUT AIR PASSENGERS STILL HAVE NO CONTROL OVER WHEN, WHERE AND HOW THEY FLY



Airline's schedule



Transit to start



Crowded airports



Unrewarding choices

AIRLINES WILL STRUGGLE TO INNOVATE AGAINST LEGACY CHALLENGES AND DEBT



HIGH CO2 EMISSIONS

Jet aircraft flying under 70% capacity lose money and presents an unacceptable carbon footprint for the passenger

AIRPORT BOTTLENECKS

Airports are a challenging environment for passenger safety

HEALTH CHECKS

New health checks will compound complexity and slow transit


Toiletten
Toilets
Abflug alle Gates
Departure all gates

COVID-19 MEANS AIRLINES CONTRACT, REGIONAL DEMAND IS UNMET AND CHOICES WORSEN

Airlines contract

Cost rises

Increased transit

Unwanted flight routing

WHILE PRIVATE CHARTER IS TOO EXPENSIVE, INEFFICIENT AND OPAQUE TO MEET THE SHIFT TO PERSONAL AIR MOBILITY

MEMBERSHIP MODEL

Out of touch, doesn't scale

POOR SOFTWARE INNOVATION

Can't optimize flight demand, weather routing, maintenance, staffing in real time

GROWTH LIMITED BY INTERACTIONS

Profitability comes from high prices not efficiency

THERE’S NO ON-DEMAND OPERATOR USING COMPUTING POWER TO SOLVE THESE PROBLEMS AT SCALE

THIS IS WHAT HAPPENS WHEN SOFTWARE IS APPLIED TO INDUSTRIES OVERDUE FOR CHANGE



UBER / LYFT

Solved urban mobility on-demand with software



AIRBNB

Opened up accommodation and revenues from existing property



NETFLIX

Solved on-demand video programming using internet bandwidth



THERE'S A BETTER WAY TO CONNECT

We know that sometimes you just need to be there in person.

For essential family moments, or getting business done.

THE FLEXIBLE ON-DEMAND FLIGHT NETWORK



9:41
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Current location
Camp Richardson, CA
One way
15 Jun 2020
± 2 days
2 passengers, 2 bags
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Reno
Carson City
Sacramento
San Francisco
CALIFORNIA
Fresno
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2 passengers, 2 bags
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Hillsdale Airport
Midvale Regional
Flights
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PRIVATE FLIGHT
KinectAir Anywhere
1hr 17min
Eco-friendly
Most direct
Departs on your schedule

- ELEGANT SOFTWARE
- SMALLER FUEL-EFFICIENT AIRCRAFT
- LOCAL AIRFIELDS
- POINT TO POINT & MULTI-POINT FLIGHTS

WE LEVERAGE EXISTING RUNWAY INFRASTRUCTURE



- LOCATION TO DESTINATION
- LESS TRANSIT, EASY BOARDING
- JOYFUL SERVICE
- OPTION TO AVOID MAJOR HUBS

USING OUR SOFTWARE LED APPROACH



Flight Search
United Kingdom

KINECTAIR APPS

The KinectAir software platform gives customers immediate answers. It allows them to browse, customize, and book their flights.

NEW OPPORTUNITY

AI allows for a programmatic new way to sell seats for every flight.

COMMUNICATIONS

- Itineraries
- Reminders
- Updates
- Pilot instructions

INBOUND REQUESTS

- Email
- Website
- Apps
- Brokers

UNIT MARKETING

- Targeted ads for every flight
- Dynamic pricing
- Seat availability

SALES

- Dynamic pricing
- Payments
- Refunds

SCHEDULING

- Aircraft
- Weather changes
- Pilots
- Maintenance

ROUTING

- Booked flights
- Repositioning flights
- Maintenance



ARTIFICIAL INTELLIGENCE

Every new customer transaction has implications across all operations. Only AI can handle the scale and complexity of solving that number of combinations in real-time.


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Flights
Sort by
Best Match
Lowest Cost
Shortest Flight
Most eco-friendly
Flight Types
Private Flights
You decide who's on the plane
Semi-Private Flights
A private flight open to passengers
Shared Flights
Open to all
Aircraft
Single Engine Turboprop
Pilatus PC-12
Regional Turboprop
DHC-8 Q400
DONE
9:41
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Current location
Springfield
One way
15 Jun 2020
± 2 days
2 passengers, 2 bags
SEARCH

NO MORE SCHEDULE HUNTING.

OUR APP CREATES A BOOKING TO YOUR ACTUAL NEEDS

KINECTAIR LAUNCHES WITH TWO OF THE MOST VERSATILE AND FUEL-EFFICIENT AIRCRAFT




KINECTAIR

KINECTAIR ANYWHERE

Pilatus PC-12
8 seat

KINECTAIR TOGETHER

Dash-8 aircraft
78 seat

WE OFFER AFFORDABLE DIRECT FLIGHTS THAT COMPETE WITH BUSINESS TRAVEL AND UNDERCUT PRIVATE CHARTER






COMPETITIVE NOW

Our PC-12 flights are much less expensive than jet charter and can access any airfield in the region to a schedule you control

NETWORK EFFECT

With the network effect of a larger geographically spread fleet we can be 30% cheaper again on PC-12

AI & CROWDSOURCING

And 50% cheaper when AI and crowdsourcing fills flights

TOGETHER

Comparable to commercial flights but with dynamic flight scheduling

TO SERVE THE FOLLOWING CUSTOMERS

Individuals, families, adventure travelers

8-10 flights per year

SME and Startup Director

10-12 flights per year

Mid-cap business traveler

7 flights per year

Special event traveler

1-2 flights per year

LOVE. WORK. LIFE. BALANCE.

INITIAL SUCCESS FACTORS

LOW FIXED COST BASE

Allow for demand volatility as we go where the people need us

AVOID EXPENSIVE HUBS

Desirable for us and customer to avoid major airports and touchpoints

UNCOMPETED ROUTES

Domestic revenue, regional growth post-Covid, stimulate regional economies

WE CONTINUALLY ENHANCE AND OPTIMIZE TO MEET CUSTOMER DEMANDS FOR

ON-DEMAND

On-demand helps passengers better analyze their need to travel against other modes

EMISSIONS REDUCTION

Our software designed model aims to reduce inefficiencies. We introduce new direct travel choices that reduce the reliance on jet aircraft and burn less fuel

ELECTRIC, HYBRID, AND INCREASINGLY AUTOMATED AIRCRAFT

Our world-leading regulatory experts are selecting the right hybrid and electric OEM partners to explore clean aviation in the near term

SUPPORT FOR THEIR REGIONAL ECONOMIES

Using existing infrastructure we fly directly from your nearest location to your destination, supporting comunities together in the process

WE ARE COMMITTED TO A HYBRID AND ELECTRIC FUTURE FOR AIR MOBILITY

NASA'S UAM WORKING GROUP

Our CEO, Jonathan, sits on NASA's Urban Air Mobility Industrial Round Table alongside titans like GE, Uber & Boeing - tasked to deliver cleaner air mobility

HYBRID & ELECTRIC

These aircraft are perfect for flying up to 1000 miles on a charge. We are building these partnerships already

ELIMINATE FOSSIL FUELS

'Fuel' is 40-50% of operator cost. Cutting CO2 is responsible and profitable

E-CTOL

These eCTOL (electric conventional take off and landing) aircraft are nearing regulatory approval. We plan to operate them

IN 2019 THE AIRLINE MARKET WAS WORTH

865 BILLION DOLLARS


KinectAir target markets
PRIVATE CHARTER
SHORT-HAUL
LONG-HAUL
Partnership support
Partnership support

HISTORIC GROWTH IN ON DEMAND RIDE HAILING NETWORKS

Uber Funding Round Valuations



$75B
$50B
$25B
$0
Valuation in USD
Seed
A
B
C
D
E
F
G
G-1
G-2
G-3
G-4
2010
2018

Source: Forge

Lyft Funding Round Valuations



$15B
$10B
$5.0B
$0
Valuation in USD
Seed
A
B
C
D
E
F
G
H
H-1
H-2
I
2010
2018

Source: Forge

JOIN US AND OWN A SLICE OF THE FUTURE OF AVIATION

WE PLAN TO CROWDFUND $1,000,000 FOR 14% OF THE COMPANY*

How your money will be utilized:

Months 1-3:
Develop KinectAir ANYWHERE network in USA & Europe

Months 3-12
Build KinectAir TOGETHER network for rapid scale, value and global footprint

*This raise will not fund aircraft acquisition. KinectAir is looking into leveraging capital for access to the aircraft that we plan to operate, as is standard for the industry.

PRODUCT ROADMAP

KINECTAIR

1 - COMPLETED

- Crystalize vision to guide KinectAir
- Inform future hiring
- Build leadership team with vision and skill needed
- Begin customer research to discover and tailor ingenious products

2 - IN PROGRESS

- Design cloud based infrastructure
- Benchmark modular AI scheduling algorithm

3 - FOR LAUNCH

- Compose products that serve joyful experiences
- Assemble API service &
  Instrument services logs for future improvement and reliability
- Source tools to provide traditional business services
- Standardize fleet and access through leases, leveraged capital and management contracts
- Test
- Launch service that provides access to exciting mobility experiences

4 - POST-LAUNCH

- Iterate on customer experience
- Train machine learning to improve scheduler &
  Develop AI demand generation

OUR TEAM, YOUR STRONGEST ASSET



Jonathan Evans

CEO

KinectAir was conceived by Jonathan, a lifelong aviator. After selling his drone software company, Skyward, to Verizon in February 2017, he assembled this team of aerospace and software experts to go after his dream of an on-demand flight network. He sits on NASA's Urban Air Mobility industrial round table looking at the next generation of air mobility.



Ben Howard

CTO

A startup veteran who has built teams and brought products to market including a fixed-wing UAS, SaaS image processing, and AI based insights on big data. He formerly worked at Intel Visual/Parallel Group.



Christophe Carriere, COO

COO

Our COO is a leading startup mentor and adviser with a deep understanding of the legal and M&A space. Formerly a Paris-based ex-M&A lawyer, leading international teams in cross-border transactions and Deputy GC at Valeo Group.



Anneke Tucker

Director of Aviation Development

Anneke is a FAA Airframe & Powerplant technician with inspection authority. She is also an Owner/Founder of Attain Aviation. Her 17+ years in the aviation industry started as Marine Corps Combat Aircrew: OEF & OIF.



Celeste Edman, CRO

CRO

A transformative leader in the transportation sector with experience merging, optimizing, and exiting tech and mid-market companies. Certified in Lean Kanban and Agile methodology, Celeste is also a mentor to, and champion for, startups in the Pacific Northwest.



Conor Whitehead

Director Aviation Operations

Conor is a career pilot, Army Veteran, seasoned captain, instructor and leader in aviation. He has flown everything from Army Special Ops Helicopters and wild land firefighting down to KinectAir's Pilatus PC-12. He creates an aviation culture you can trust and love.

OUR TEAM, YOUR STRONGEST ASSET



Peter Lucier
General Counsel

A practicing business operations and contracts lawyer, Peter started his career as a litigator in D+O insurance. In parallel he became a successful entrepreneur in real estate and tech startups. As KinectAir GC, he has most recently become adept in US aviation law.



Nick Rogers
Chief Commercial Officer

A successfully exited aviation entrepreneur and pilot. Nick is expert in delivering aerospace, future safety, and innovation in regulated environments. Now the next generation of air travel using AI, machine learning and connectivity. British Airways Captain | 10,000 hours (747, A320).



Chris Rogers
Global Head of Communications

A strategic communications veteran of 15 years. In agency, he led some of the worlds most famous technology brands, winning awards across EMEA. He is an investor & exited entrepreneur with Dovetail Lab, a blockchain consent app for medical data.



Lauren Wilson
Fleet and Safety Manager UK & Europe

Formerly an electronic engineer, Lauren is an aviatrix with a passion for precision, enjoyment and safety! She is a qualified DHC8 pilot, experienced airshow and display pilot for almost ten years. She even finds time to be a mentor and test pilot journalist.

ADVISORY COUNCIL



Susan Bladholm

Founder & President at Friends of Frog Ferry, Portland, OR. Former CMO, Erickson Air Crane.



Travis Mason

Vice President at Airbus, X-Googler, Washington D.C.



Harry Nuttall

System Air Director (corporate flight department division leader) Southern Company, Atlanta, GA.



Ari Newman

Building the future of business banking at Wise. Investing in great early-stage companies at NewRock Partners, Boulder, CO.



Lucas Van Oostrum

Drones, Robots & Art — Studio DRIFT, Amsterdam-Noordwest, Netherlands.



Joel Pliskin

Expert Project Manager in ICT and Healthcare for International Development, Washington, D.C.



Kristen Edwards

Senior software product manager at Nordstrom. Former Amazon product manager. Combat veteran, Army aviator, and UH-60 Blackhawk company commander.



Sara De La Rosa

Swiss U-Space Project Manager at AirMap.



Adam Sweet

Co-founder and CEO of Two Brothers Moving Company, Portland, OR. Pilot and Cirrus owner.


THE FUTURE OF FLYING IS HERE
HOW WILL YOU INVEST?

KINECTAIR

We MOVE people to where they NEED to be

www.kinectair.com
Chris Rogers, Head of Communications: Chris@kinectair.com

KINECT AIR

We MOVE people to where they NEED to be

www.kinectair.com
Jonathan Evans, CEO: Jonathan@kinectair.com
Peter Lucier, General Counsel: Peter@kinectair.com
Nick Rogers, UK/EU Managing Director: Nick@kinectair.com
Christophe Carriere, COO (France): Christophe@kinectair.com
Chris Rogers, Head of Communications: Chris@kinectair.com